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                 [Hollis-Eden Pharmaceuticals, Inc. Letterhead]

February 25, 2002

Via Facsimile and EDGAR Transmission

U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Jeffrey Riedler
      Kevin Hands

Re:  Hollis-Eden Pharmaceuticals, Inc.
     Registration Statement on Form S-1, as amended on Form S-3
     (File No. 333-69454)
     Request for Withdrawal

Dear Mr. Riedler:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Hollis-Eden Pharmaceuticals, Inc. (the "Registrant") hereby requests withdrawal of its Registration Statement on Form S-1, as amended on Form S-3 (SEC File No. 333-69454). The Registrant is hereby requesting such withdrawal due to the mutual termination on February 6, 2002 of the Common Stock Purchase Agreement between the Registrant and Ballsbridge Finance, Ltd., to which the Registration Statement related. The Registrant hereby confirms that no securities have been sold in connection with the offering contemplated by the Registration Statement.

If you should have any questions regarding this application, please contact David Berger or Thomas Perkin of Cooley Godward LLP at (858) 550-6000.

Sincerely,

HOLLIS-EDEN PHARMACEUTICALS, INC.

     /s/ ERIC J. LOUMEAU
By: -------------------------------------
     Eric J. Loumeau
     Vice President, General Counsel
     and Secretary

cc:  Thomas A. Coll, Esq.
     David B. Berger, Esq.